Exhibit 21.1

SUBSIDIARIES OF CVENT, INC.

Name	Jurisdiction of Incorporation
CrowdCompass, L.L.C.	Delaware
CrowdTorch LLC	Delaware
TM Procure LLC	California
TM Procure Ca Inc.	Canada
Cvent India Private Limited	India
Cvent Europe Ltd.	United Kingdom
CT Procure IRE, Limited	Ireland
Cvent Canada ULC	Canada
Cvent Atlanta, LLC	Delaware
Elite Meetings International, LLC	Delaware